Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use, in this Registration Statement on Form S-1, of our report dated October 31, 2025, except for the effects of the reverse stock split discussed in Note 9 to the financial statements, as to which the date is April 10, 2026, related to the financial statements of C2 Capital Group, Inc. as of a March 31, 2025 and 2024, and for the year ended March 31, 2025 and the period from March 28, 2024 (Inception) to March 31, 2024, which includes an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ dbbmckennon

Newport Beach, California

April 29, 2026